Exhibit 21.1

Significant Subsidiaries

Name	State of Jurisdiction of Organization
EMC (Benelux) B.V.	Netherlands

EMC Global Holdings Company	Massachusetts

EMC Information Systems International	Ireland

RSA Security LLC	Delaware

VMware, Inc.	Delaware